Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. CLOSES CAN$26 MILLION PRIVATE PLACEMENT

MONTREAL, Quebec, Canada, September 26, 2012 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces the completion of a non-brokered private placement (the “Private Placement” or the “Offering”) with four institutional funds. Further to the Offering, the Corporation issued 5.97 million common shares (“Common Shares”) at CAN$4.35 per Common Share, for a total cash consideration of CAN$26.0 million.

Following the Offering, the Corporation’s shares outstanding increased from 33.6 million to 39.6 million, its cash position is approximately CAN$60 million, and the Corporation has essentially no long-term debt.

Richmont paid a 4% finder’s fee to an arm’s length party in connection with a portion of the Private Placement. Net proceeds of the Offering will be used for working capital purposes and to fund its future growth.

Paul Carmel, President and CEO of Richmont commented: “We are pleased to be able to strengthen our already sound financial situation and to welcome several new high quality institutions to our registry with this Offering. We look forward to providing the market with updates of our extensive exploration and project advancement efforts as work progresses throughout the remainder of 2012 and into 2013.”

All Common Shares issued under the Offering are subject to a hold period in Canada of four months from the closing date of the Offering in accordance with applicable Canadian securities laws, expiring on January 27, 2013.

This press release in not an offer or a solicitation of an offer of securities for sale in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

In addition, certain directors and officers of Richmont subscribed to the Offering (the “Insider Participations”), for an amount of less than 2% of the total Offering. The Insider Participations are exempt from the valuation and minority shareholder approval requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of Regulation 61-101 based on that neither the fair market value of such Insider Participations nor the consideration paid by such persons exceeded 25% of the Corporation’s market capitalization.

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Richmont Mines Inc. Closes CAN$26 Million Private Placement
September 26, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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